Exhibit 99.1

Silvercorp Issues Updated Technical Report for the GC Mine

Trading Symbol: TSX/NYSE American: SVM

VANCOUVER, BC, Aug. 27, 2024 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to report the results of an updated Technical Report, prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects("NI 43-101") on Mineral Resources and Mineral Reserves for the Gaocheng Mine dated effective June 30, 2024 ("The GC 2024 Technical Report"), prepared by SRK Consulting China Ltd ("SRK"). The Gaocheng underground mine ("GC Mine") is located in Guangdong Province, China.

Summary of the GC 2024 Technical Report

•	Estimated Measured and Indicated Mineral Resources of 11.5 million tonnes (t) (inclusive of Mineral Reserves) grading 84 grams per tonne (g/t) silver (Ag), 1.18% lead (Pb), and 2.85% zinc (Zn), containing 31 million ounces (oz) silver, 136 thousand tonnes lead, and 327 thousand tonnes zinc.
•	In comparison with the 2021 Technical Report (Mineral Resources as of December 31, 2020), Measured and Indicated Resource tonnes have increased by 15%, and contained metal has increased by 18% for silver, 13% for lead and 16% for zinc.
•	Estimated Proven and Probable Mineral Reserves of 5.0 million tonnes grading 81 g/t silver, 1.21% lead, and 2.84% zinc, containing 13 million oz silver, 60 thousand tonnes lead, and 141 thousand tonnes zinc.
•	In comparison with the 2021 Technical Report (Minera Reserves as of December 31, 2020), there has been a 20% increase in total Proven and Probable Mineral Reserves. The changes in total contained metal for silver, lead, and zinc are +4%, -2%, and +6% respectively.
•	In comparison with the 2021 Technical Report, Inferred Resource tonnes have increased by 13%, and contained metal has increased by 11% for silver, 33% for lead and 16% for zinc.
•	Based on Proven and Probable Mineral Reserves only, an annual production rate increase is planned from the current level of around 326,000 tonnes per annum (tpa) in FY2025 to between approximately 362,000 and 363,000 tpa from FY2026 to FY2037, and then 359,000 tpa in final FY2038. Annual production of silver is projected to be approximately 0.8 million ounces. There is also the potential to extend the Life of Mine ("LOM") beyond 2037 via further exploration and development, particularly in areas with identified Inferred Resources.
•	Using the LOM production profile based on the June 30, 2024 Mineral Reserves, at an 8% discount rate, the projected post-tax NPVs is $63.1M, with post-tax NPVs attributable to Silvercorp of $62.5 M (99% interest).

Mineral Resources

The June 30, 2024 Mineral Resources were estimated using a block modelling approach in Micromine. All grade estimation was completed using inverse distance squared. Resource estimates were made for a total of 256 mineralized vein structures for the GC Mine.

The Mineral Resources are reported above cut-offs after applying a minimum practical extraction width of 0.4 m. Cut-off grades are based on in situ values in silver equivalent (AgEq) terms in grams per tonne (g/t) and incorporate mining, trucking and processing costs, with metallurgical recoveries and payable values provided by Silvercorp and reviewed by the Qualified Person (QP) for the Mineral Resource estimate. AgEq formulas are shown in the footnotes of the table below.

The estimated Mineral Resources and metal content for the GC Mine as of June 30, 2024 are detailed in Table 1 below.

Table 1. GC Mine Mineral Resources and metal content for silver, lead, and zinc as of June 30, 2024 (Inclusive of Mineral Reserves)

Resource Classification	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Contained Metal
	(Mt)				Ag (koz)	Pb (kt)	Zn (kt)
Measured	5.87	88	1.3	3.11	16,542	76	183
Indicated	5.62	80	1.05	2.57	14,507	59	144
Measured+Indicated	11.49	84	1.18	2.85	31,049	136	327
Inferred	9.57	85	1.23	2.44	26,194	117	234

Notes:
[1]	Mineral Resource Statement as of June 30, 2024.
[2]	The cut-off grade estimates are based on the forecast prices 28.5 USD/oz silver, 2,600 USD/t lead, and 3,300 USD/t zinc.
[3]	AgEq = Ag+44.83*Pb+40.02*Zn.
[4]	Mineral Resource are reported at a cut-off grade of 120 g/t AgEq.
[5]	The veins within the depth less than 5m below surface are not included in the Mineral Resource.
[6]	The totals may not compute exactly due to rounding.
[7]	The Mineral Resource estimates for the GC Mine were carried out by Silvercorp and reviewed and approved by independent Qualified Person, Mark Wanless, Pr.Sci,Nat, FGSSA of SRK Consulting (South Africa) Ltd., who takes responsibility for these estimates.

A comparison of Mineral Resource estimates between December 31, 2020 and June 30, 2024 for payable metals indicates the following:

•	Measured and Indicated tonnes have increased by 15% overall. The Inferred tonnes have increased by 13%.
•	Measured and Indicated grades have increased for silver and zinc by 2% both. Measured and Indicated grade has decreased for lead by 2%.
•	Inferred grades increased for lead and zinc by 23% and 2% respectively. Inferred grade has decreased for silver by 2%.
•	The net result in the Measured and Indicated categories has been an increase in the contained silver, lead and zinc of 18%, 13% and 16% respectively.
•	The net result in the Inferred category has been an increase in the contained silver, lead and zinc of 11%, 33%, and 16% respectively.

Reasons for the differences in grade, tonnes, and contained metal include updated interpretation of the mineralization, conversion to higher categories arising from drilling and level development, application of different cut-off grades (COGs), and depletion due to mining.

Mineral Reserves

The Mineral Reserve estimation is based on the assumption that current stoping practices will continue to be predominant at the GC Mine, namely cut and fill resuing and shrinkage stoping, using hand-held drills and hand-mucking or wheelbarrow within stopes, and loading to mine cars or truck by rocker-shovel or by load-haul-dump machine (LHD). The largely sub-vertical veins, generally competent ground, reasonably regular vein width, and hand-mining techniques using short rounds, allows a significant degree of selectivity and control in the stoping process. Minimum mining widths of 0.5 m for resuing and 1.0 m for shrinkage are assumed. The QP for the Mineral Reserve estimate has observed the mining methods at the GC Mine and considers the minimum extraction and mining width assumptions to be reasonable. Minimum dilution assumptions are 0.10 m of total overbreak for a resuing cut and 0.2 m of total overbreak for a shrinkage stope.

Mining dilution and recovery factors vary somewhat from stope to stope and with mining method. Average dilution factors have been estimated as 17% for resuing and 25% for shrinkage, while assumed mining recovery factors are 95% for resuing stopes and 92% for shrinkage stopes.

For the total tonnage estimated as GC Mine Reserves and included in the life of mine plan, approximately 33% is associated with resuing-type methods and approximately 67% with shrinkage.

The estimated Mineral Reserves and metal content for the GC Mine as of June 30, 2024 are detailed in Table 2 below.

Table 2. GC Mine Mineral Reserve estimates and metal content at June 30, 2024

Category	Tonnes	Ag	Pb	Zn	Contained metal
Unit	(Mt)	(g/t)	( %)	( %)	Ag (koz)	Pb (kt)	Zn (kt)
Proven	2.73	81	1.26	2.95	7,142	34	81
Probable	2.23	81	1.15	2.71	5,791	26	61
Proven + Probable	4.97	81	1.21	2.84	12,933	60	141

Notes:
[1]	Mineral Resource Statement as of June 30, 2024.
[2]	The cut-off grade estimates are based on the forecast prices 22 USD/oz silver, 2,050 USD/t lead, and 2,650 USD/t zinc.
[3]	AgEq = Ag+44.83*Pb+40.02*Zn.
[4]	150 g/t AgEq and 200 g/t AgEq COG was applied to shrinkage and resuing type stopes, respectively.
[5]	The Mineral Reserves are reported on a metric dry tonne basis.
[6]	The Mineral Reserves are reported at the reference point of ROM stockpile before crushing or directly crushing.
[7]	The totals may not compute exactly due to rounding.
[8]	The Mineral Reserve estimates for the GC Mine were carried out by Silvercorp and reviewed and approved by independent Qualified Person, Falong Hu, FAusIMM of SRK Consulting (China) Ltd., who takes responsibility for these estimates.

Total GC Mine Mineral Reserve tonnes are approximately 44% of Mineral Resource (Measured plus Indicated) tonnes. Silver, lead, and zinc Mineral Reserve grades are 96%, 103%, and 100% respectively of the corresponding Measured plus Indicated Mineral Resource grades. Metal conversion percentages for silver, lead, and zinc are 42%, 44%, and 43% respectively.

Some significant aspects of a comparison of Mineral Reserve estimates between December 31, 2020 (drilling cut off date of the previous Technical Report1) and June 30, 2024 (the GC 2024 Technical Report) are the following:

•	20% increase in total (Proven + Probable) GC Mine Mineral Reserve tonnes.
•	Decrease in total GC Mineral Reserve silver, lead and zinc grades of 14%, 18% and 11% respectively.
•	Increase in total GC Mineral Reserve metal content for silver and zinc of 4% and 6% respectively and decrease in lead metal of 2%.
___________________________
[1] NI 43-101 Technical Report Update on the Gaocheng Ag-Zn-Pb Project in Guangdong Province, People's Republic of China, Report Date October 6, 2021

The projected production profile for the GC Mine using current Mineral Reserves is shown in Table 3.

Table 3. GC Mine LOM production profile

GC Mine	FY2025 Q2-Q4	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	Total

Ore Production	257	363	362	362	362	362	363	362	362	363	363	363	362	359	4,965
(kt)
Grade
Ag (g/t)	71	77	83	85	90	81	87	81	77	89	81	82	81	65	81
Pb (%)	1.12	1.23	1.35	1.10	1.10	1.08	1.16	1.27	1.17	1.13	1.39	1.42	1.19	1.15	1.21
Zn (%)	3.02	3.08	2.69	2.91	2.84	3.06	2.72	2.77	2.94	2.68	2.62	2.52	2.86	2.99	2.83
Metal production[1]
Ag (koz)	483	742	798	817	865	778	838	778	740	857	779	789	778	620	10,663
Pb (kt)	2582.5	4011.7	4396.0	3579.0	3580.2	3514.6	3783.4	4132.5	3806.8	3684.4	4527.7	4628.6	3871.9	3713.3	53812.4
Zn (kt)	6962.7	10044.4	8758.4	9467.1	9242.4	9957.0	8870.3	9012.3	9564.7	8737.2	8533.2	8213.3	9304.4	9653.5	126321.0

Notes:
1.	GC LOM average recoveries: Ag - 82.53%, Pb - 89.86%, Zn - 89.85%.
2.	FY2025 Production shown is only for the three final quarters of financial year (July 2024 through to March 2025).
3.	Numbers may not compute exactly due to rounding.

The GC Mine continues to be a strongly viable operation based on current Mineral Reserves, with potential to extend its Mineral Resources via further exploration and development, particularly in areas with identified Inferred material.

Qualified Persons

All lead authors of the GC Technical Report qualify as independent Qualified Persons ("QPs"). Four of the independent authors have visited the GC Mine from April 23 to April 26, 2024. The QPs have examined all aspects of the project, including drill core, underground workings, processing plant and surface infrastructure. Assay data supporting the Mineral Resource estimate was verified by a QP by comparing a subset of assay results stored within the Mineral Resource database against assay certificates issued by the relevant reporting laboratory. The GC 2024 Technical Report will be made available for review on www.sedarplus.ca and on the Company's website at www.silvercorpmetals.com within 45 days of this news release.

Mark Wanless, Pr.Sci, Nat, FGSSA of SRK Consulting (South Africa) Ltd.; Falong Hu, FAusIMM of SRK Consulting (China) Ltd.; and Guoliang Ma, P.Geo. of Silvercorp Metals Inc. are Qualified Persons as defined by NI 43-101. The Qualified Persons have reviewed and consented to this press release and believe it fairly and accurately represents the information in the Technical Report that supports the disclosure.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; foreign exchange rates; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; estimated mine life and any anticipated changes related thereto; the sufficiency of the Company's capital to finance the Company's operations; estimates of revenues, operation costs, capital expenditures, mine plan, and estimated production from the Company's mines; future viability of operations and potential to extend Mineral Resources via further exploration and development; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; our ability to comply with environmental, health and safety laws; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; the continuation of existing mining practices, methods, and equipment; key personnel; conflicts of interest; dependence on management; global economic and social impact of COVID-19; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors". Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS

The technical and scientific information contained herein has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum classification system, which differs significantly from the standards adopted by the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.  In particular, and without limiting the generality of the foregoing, this news release uses the terms "measured resources," "indicated resources" and "inferred resources" as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the "U.S. Rules") are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the "MJDS"), the Company is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the definitions of "proven mineral reserves" and "probable mineral reserves" under the U.S. Rules are now "substantially similar" to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are "substantially similar" to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Pan American may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

Additional information relating to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com

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CNW 17:05e 27-AUG-24